Exhibit 10.20

Offer Letter between the Registrant and Douglas I. Kra, dated October 19, 2004

Douglas I. Kra

October 19, 2004

Dear Douglas,

Pegasystems is pleased to offer you the position of Vice President, Global Services, reporting directly to Henry Ancona, President and COO, in our Cambridge office. Your starting salary for this position will be paid semi-monthly at a rate of $8,334 at the annualized rate of $200,000 per year. We will also provide you with a $10,000 sign-on bonus at the completion of twelve months of active employment. You must be actively employed at Pegasystems at the time of this payment.

You will also be eligible to participate in our Corporate Incentive Plan at a 40% target, prorated for this year. The details of this plan will be outlined during your first week of employment.

In addition, you will be granted an option to purchase 80,000 shares of Pegasystems’ common stock pursuant to our Long-Term Incentive Plan. These terms, which become effective on your date of hire, will be conveyed to you in a separate document after you become a Pegasystems employee.

If your employment with Pegasystems is terminated for any reason other than resignation or cause, you will receive a severance package equaling six months of your base salary.

You will have the option to elect individual or family coverage in our medical and/or dental plans. In addition, we offer a tuition reimbursement program, a 401(k) plan, and child care reimbursement accounts, which enable you to pay for dependent childcare expenses with pre-tax dollars. The company will also provide you with short-term disability, long-term disability, and life insurance coverage. You will accrue paid time off in accordance with Pegasystems’ Paid Time Off Policy. This includes twenty days of vacation per year along with 10 paid Holidays plus 1 paid Personal Day per year. Your vacation and holidays are prorated during your first year of employment. A summary of these benefits is included for your convenience.

This offer of employment is not a contract, and Pegasystems reserves its rights as an employer at will. Thus, either you or Pegasystems may terminate employment at anytime. We would like you to begin working as a Pegasystems employee on a full-time basis on November 1, 2004. We may ask you to attend some meetings during the week of October 25, to facilitate your understanding of current business initiatives. On your official hire date, we will expect you to sign our Standards letter, enclosed, as well as provide us with proper employment authorization. Please note that as a requirement to work in the United States, you must complete the Employment Eligibility Verification (I-9) form and bring with you the required supporting documentation (i.e. driver’s license and social security card; U.S. passport; appropriate work visa, etc.). Also, we would appreciate a written response no later than October 21, 2004. Please send or fax your response to our Cambridge office in care of Tom Sullivan, Global Recruitment Manager. The fax number is 617- 494- 5581.

We are all delighted that you are joining our staff, and are very excited at the prospect of you working with us!

Sincerely,

/S/ CARMELINA PROCACCINI
Carmelina Procaccini Vice President, Human Resources

I accept the terms of this offer letter and will begin work at Pegasystems on November 1, 2004.

/S/ DOUGLAS I. KRA	10/21/2004
Douglas I. Kra	Date